UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 3, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Myovant Sciences Ltd.
File No. 005-89732 - CTR#3363

Myovant Sciences Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits (c)(4), (c)(5), (c)(6), (c)(7), (c)(8), (c)(9) and (c)(10) to an amended Schedule 13E-3 filed on January 23, 2023.

Based on representations by Myovant Sciences Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibits (c)(4), (c)(5), (c)(6), (c)(7), (c)(8), (c)(9) and (c)(10)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Associate Director
Division of Corporation Finance